Ex-Im America Ltd.

20551 N Pima Rd Suite 200 Scottsdale, AZ 85255

April 28, 2025

William Westbrook

Chief Executive Officer

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re: Ex-Im America Ltd. – Amendment No. 3 to Offering Statement on Form 1-A

File No. 024-12542

Dear Sir or Madam,

Thank you for your letter dated April 14, 2025, regarding the review of Amendment No. 2 to our Offering Statement on Form 1-A, filed on April 1, 2025. We appreciate the SEC’s detailed comments and have revised Amendment No. 3 to address each point raised. Below are our responses, including specific amendments made to the offering statement.

Response to Comment 1 (Dilution, page 9)

You noted an inconsistency between the book value used in our pre-offering book value per share calculation and the net book value as of December 31, 2024. Upon review, we identified an error in the calculation. We have revised the "Dilution" section on page 9, paragraph 2, to reflect the correct net book value of $0.001 as of December 31, 2024, consistent with the unaudited balance sheet. A footnote has been added to explain the correction.

Response to Comment 2 (Business, page 13)

You requested clarification on the relationship between Ex-Im America Ltd. and CYBERFUND LLC regarding the iTappBox SRL development agreement. Ex-Im America Ltd. is not a party to this agreement, signed between iTappBox SRL (Romanian firm) and CYBERFUND LLC on October 7, 2024, before CYBERFUND LLC’s acquisition by Ex-Im America Ltd. on February 16, 2025 (filed as Exhibit 4.2). As CYBERFUND LLC’s sole owner, Ex-Im America Ltd. oversees the agreement, which supports the SimulTrayd platform’s development using iTappBox’s low-code expertise for AI-driven trade analytics, automated workflows, and scalable UI, empowering exporters, importers, and investors with competitive global trade solutions. IP rights are consolidated in our financials, if the agreement is maintained. We amended page 13, "Business" section, paragraph 3, adding: “The acquisition was formalized via a Membership Interest Purchase Agreement, dated February 16, 2025 (Exhibit 2.1). William Westbrook and Luis Vega each owned 50% of CYBERFUND LLC. The $500,000 purchase price was paid in 333,333 shares ($1.50/share), with each Seller receiving 166,666 shares. Ex-Im America Ltd. has full discretion to modify, terminate, enforce, or disengage from the iTappBox SRL agreement.”

Apr 28, 2025

Response to Comment 3 (Index to Financial Statements, page 18)

You requested several adjustments to our financial statements:

●	Labeling as Unaudited: All financial statements on page 18 and subsequent pages are labeled “Unaudited” (e.g., “Unaudited Balance Sheet”), as confirmed in the updated index.
●	Consistency in Retained Earnings: We identified an inconsistency in the December 31, 2024, retained earnings balance between the balance sheet and the statement of stockholders’ equity. We have amended the balance sheet on page 19, to reflect a corrected retained earnings balance of $737, aligning it with the statement of stockholders’ equity on page 21.
●	Removal of Net Income from Balance Sheet: Net income was inadvertently included on the balance sheet. We have removed this line item from page 19.
●	Revision of Financing Line Items: We have revised the "Financing Activities" section of the statement of cash flows on page 22, to include separate line items: “Proceeds from Issuance of Common Stock”: $275 and “Net Cash Provided by Financing Activities: $1,925.”

Response to Comment 4 (Signatures, page 26)

You requested that I sign as Chief Executive Officer and that Luis Vega sign both on behalf of the issuer and individually as Chief Financial Officer. We have updated page 26, "Signatures" section, with:

●	William Westbrook, Chief Executive Officer
●	Luis Vega, on behalf of Ex-Im America Ltd.
●	Luis Vega, Chief Financial Officer
All signatures are dated April 22, 2025.

Response to Comment 5 (Exhibits)

You noted that the legality opinion referenced Form S-1A instead of Form 1-A. We have obtained a revised opinion from Jones & Haley, P.C., dated April 22, 2025, correctly referencing Form 1-A, filed as Exhibit 17.12.

Apr 28, 2025

Response to Comment 6 (General)

You identified inconsistencies between the offering circular and Part I:

●	Financial Statement Information: We have updated Item 1, paragraph 2, to reflect financial data for the period ended December 31, 2024, consistent with page 18 (e.g., Total Operating Expenses: $2,336, Net Loss: ($1,317)).
●	Continuous Offering Disclosure: The offering may continue for up to three years on a best efforts basis under Rule 251(d)(3). We have revised page 2, paragraph 2, to state: “The Offering may continue for up to three years on a best efforts basis,” and updated Item 4, paragraph 1, to select the appropriate checkboxes for a continuous offering lasting more than one year on a best efforts basis.
●	Outstanding Shares: We confirmed 2,751,600 shares outstanding as of December 31, 2024, on page 9. Item 4, paragraph 3, now reflects this number and adds: “The Company is not yet trading; no CUSPIN or trading center is applicable.”
●	Unregistered Securities: We have added to Item 6, paragraph 1: “On November 3, 2024, 2,751,600 shares of common stock were issued to certain individuals as unregistered securities under an exemption pursuant to Regulation D.”
●

Additional Disclosure on Acquisition: The Membership Interest Purchase Agreement for the acquisition of CYBERFUND LLC, dated February 16, 2025, is filed as Exhibit 2.1. A related party transaction disclosure is added in the “Certain Relationships and Related Transactions” section, page [Insert Page], paragraph 1: “On February 16, 2025, Ex-Im America Ltd. acquired CYBERFUND LLC via a Membership Interest Purchase Agreement (Exhibit 2.1). William Westbrook (CEO) and Luis Vega (CFO) of Ex-Im America Ltd. each owned 50% of CYBERFUND LLC, making this a related party transaction. The $500,000 purchase price was paid in 333,333 shares ($1.50/share), with each Seller receiving 166,666 shares. Ex-Im America Ltd. assumes only the iTappBox SRL development agreement obligations (dated October 7, 2024), with other liabilities remaining with the Sellers. Ex-Im America Ltd. may modify, terminate, enforce, or disengage from the iTappBox SRL agreement without further liability.”

We believe these revisions fully address your comments. The amended offering statement and revised legality opinion are enclosed. For further inquiries, please contact me at (928) 245-9049 or williamw@cyberfundai.com. Alternatively, please reach Luis Vega at (956) 877-5121 or luisv@cyberfundai.com with any other questions.

Sincerely,

/s/ William Westbrook

William Westbrook

Chief Executive Officer

Ex-Im America Ltd.

Enclosures: Amended Offering Statement on Form 1-A/A (Amendment No. 3), Revised Legality Opinion

cc: Richard W. Jones, Luis Vega